Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	JODI J. SCHWARTZ	51 WEST 52ND STREET		MARK GORDON	DAVID E. SHAPIRO
HERBERT M. WACHTELL	ADAM O. EMMERICH	NEW YORK, N.Y. 10019-6150		JOSEPH D. LARSON	DAMIAN G. DIDDEN
LAWRENCE B. PEDOWITZ	GEORGE T. CONWAY III	TELEPHONE: (212) 403 -1000		LAWRENCE S. MAKOW	ANTE VUCIC
PAUL VIZCARRONDO, JR.	RALPH M. LEVENE	FACSIMILE:(212) 403 -2000		JEANNEMARIE O’BRIEN	IAN BOCZKO
PETER C. HEIN	RICHARD G. MASON			WAYNE M. CARLIN	MATTHEW M. GUEST
HAROLD S. NOVIKOFF	MICHAEL J. SEGAL	GEORGE A. KATZ (1965-1989)		STEPHEN R. DiPRIMA	DAVID E. KAHAN
MEYER G. KOPLOW	DAVID M. SILK	JAMES H. FOGELSON (1967-1991)		NICHOLAS G. DEMMO	DAVID K. LAM
THEODORE N. MIRVIS	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
EDWARD D. HERLIHY	DAVID A. KATZ	OF COUNSEL		JONATHAN M. MOSES	JOSHUA A. FELTMAN
DANIEL A. NEFF	ILENE KNABLE GOTTS	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU	T. EIKO STANGE	ELAINE P. GOLIN
ERIC M. ROTH	DAVID M. MURPHY	PETER C. CANELLOS	BERNARD W. NUSSBAUM	DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
ANDREW R. BROWNSTEIN	JEFFREY M. WINTNER	DAVID M. EINHORN	ERIC S. ROBINSON	JOHN F. LYNCH	KARESSA L. CAIN
MICHAEL H. BYOWITZ	TREVOR S. NORWITZ	KENNETH B. FORREST	PATRICIA A. ROBINSON*	WILLIAM SAVITT	RONALD C.CHEN
PAUL K. ROWE	BEN M. GERMANA	THEODORE GEWERTZ	LEONARD M. ROSEN	ERIC M. ROSOF	GORDON S. MOODIE
MARC WOLINSKY	ANDREW J. NUSSBAUM	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ	MARTIN J.E. ARMS	DONGJU SONG
DAVID GRUENSTEIN	RACHELLE SILVERBERG	RICHARD D. KATCHER	ELLIOTT V. STEIN	GREGORY E. OSTLING	BRADLEY R. WILSON
STEVEN A. ROSENBLUM	STEVEN A. COHEN	THEODORE A. LEVINE	WARREN R. STERN	DAVID B. ANDERS	GRAHAM W. MELI
STEPHANIE J. SELIGMAN	DEBORAH L. PAUL	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	ADAM J. SHAPIRO	GREGORY E. PESSIN
JOHN F. SAVARESE	DAVID C. KARP	ROBERT B. MAZUR	AMY R. WOLF	NELSON O. FITTS	CARRIE M. REILLY
SCOTT K. CHARLES	RICHARD K. KIM	PHILIP MINDLIN		JEREMY L. GOLDSTEIN	MARK F. VEBLEN
DAVID S. NEILL	JOSHUA R. CAMMAKER	* ADMITTED IN THE DISTRICT OF COLUMBIA		JOSHUA M. HOLMES

COUNSEL
		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

May 23, 2014

VIA HAND DELIVERY AND EDGAR

Russell Mancuso

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Keysight Technologies, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed April 18, 2014
File No. 001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 5, 2014, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement filed on April 18, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

General

1.                                      We will continue our evaluation of your responses to prior comments — including prior comments 5, 8, 10 and 14 — after you complete the missing sections of your disclosure and file the relevant agreements that you say you will in your responses.

Response:  The Company acknowledges the Staff’s comment and will include the disclosures when the relevant information is available.

Item 6.  Executive Compensation, page 1

2.                                      We note your response to prior comment 1; however, it appears that the information you incorporate from exhibit 99.1 in response to Item 6 does not include the disclosure required by Regulation S-K Item 402(k).  Please revise.

Response:  The Registration Statement has been revised on the first page in response to the Staff’s comment.

3.                                      Please tell us the authority on which you rely to exclude from the table on page 100 of exhibit 99.1 the compensation mentioned in the last sentence of footnote (1) to that table.  Also tell us why that compensation is not included in the table on page 103.

Response:  With respect to the table previously on page 100, and currently on page 101, the Information Statement has been revised in response to the Staff’s comment.  This compensation is not included in the table previously on page 103, and currently on page 104, because it was contributed to the non-qualified deferred compensation plan after the end of fiscal year 2013, in November 2013.

Exhibits

4.                                      Please expand your response to prior comment 9 to provide us your analysis of why you do not believe the agreement assigning the Hewlett-Packard agreement in part to you will be material to you.

Response:  The Company does not believe that the HP agreement is material to the Company because it affects only three of the 109 properties that the Company expects to operate following the separation.  Although these properties include the Company’s headquarters in Santa Rosa, California, the Company does not expect any unreimbursed costs or any harm to on-site operations or the future use and value of the properties to be material to the Company.  Furthermore, the affected properties do not include the Company’s principal manufacturing facility, which accounts for approximately 85-90 percent of manufacturing at the Company.  Additionally, remediation activities at the three sites are carried out during no more than two days per quarter.

Exhibit 99.1

If tax incentives change, page 14

5.                                      Please address that portion of prior comment 12 that requested you to provide us your analysis of whether there is a material risk of you not satisfying any of the conditions to receiving the tax benefits discussed in this risk factor.

Response:  As noted in our previous response letter, the most significant tax incentive that the Company expects to receive will be in Singapore.  The specific conditions of the tax incentives with Singapore are currently being negotiated and have not been finally agreed.  The Company’s expectation is that the conditions will be similar to those currently agreed between Agilent and Singapore.  If these conditions are similar to those currently agreed between Agilent and Singapore, then the Company does not expect that there is any material risk of not satisfying the conditions to receipt of the tax incentives.

Dividend Policy, page 27

6.                                      Please expand your response to prior comment 15 to address the companies’ current intentions.

Response:  The Company understands that following the distribution, Agilent expects to maintain approximately the same dividend yield that it currently pays on its common stock, which will result in a lower per share dividend based on an anticipated decrease in the trading price of Agilent common stock following the distribution.  Since the Company does not currently expect to pay dividends on its common stock, the Company does not expect that holders of one share of Agilent common stock and that number of shares of Company common stock to be received per share of Agilent common stock in the distribution will receive the same aggregate dividends as holders of one share of Agilent common stock historically received before the distribution.  The Company expects that such aggregate dividends will be lower than holders of one share of Agilent common stock historically received before the distribution.

Management’s Discussion and Analysis . . ., page 38

7.                                     Please address prior comment 21 as it applies to your disclosure for the three months ended January 31, 2014.

Response:  Please refer to page 39 of the Information Statement, which has been revised in response to the Staff’s comment to quantify the reasons for the change in revenue for the three months ended January 31, 2014 as compared to the three months ended January 31, 2013.

Retirement and post-retirement plan assumptions, page 41

8.                                      We note your response to prior comment 22 which states these estimates could change significantly.  Please address in this section why such accounting estimates or assumptions bear the risk of change and the nature of any uncertainty that are deemed reasonably likely to occur and would have a material effect.

Response:  Currently, the pension and post-retirement benefit obligations are based on discount rate assumptions as of the measurement date of the plans, which is October 31, 2013.  These rates do not significantly differ from the discount rates the Company would use as of April 30, 2014.  The actual assumed net benefit plan obligations could change significantly from the Company’s estimates due to changes in the assumptions of the discount rates used to calculate the present value of future benefit payments and the related liability transfer, which will be adjusted based on actual discount rates used at the transfer date.  The Information Statement has also been revised on pages 29 and 34 in response to the Staff’s comment.

Costs and Expenses, page 46

9.                                      We note your response to prior comment 24.  Your disclosure of volume-adjusted basis gross margin appears to include amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable GAAP measure so calculated and presented.  Please tell us why you believe this measure is not a non-GAAP measure, or provide the disclosures required by Item 10(e) of Regulation S-K.

Response:  The Information Statement has been revised on pages 46, 49, 52 and 54 in response to the Staff’s comment to eliminate the use of the term “volume-adjusted basis.”  Rather than describing this analytical tool, the Information Statement now directly explains the key drivers of the change in gross margin.

Treatment, page 94

10.                               With a view toward clarified disclosure, please quantify for us how the “treatment” would affect the awards held by a named executive officer using that officer’s reported awards.

Response:  The Company is not able to provide quantitative disclosure regarding the effect of the “treatment” on any outstanding awards at this time because the relevant adjustment formulas incorporate variables that are not currently determinable, specifically, the closing price of shares of Agilent common stock during the last trading session prior to the separation and the volume-weighted average trading price of shares of Agilent common stock and shares of Company common stock over the first two trading sessions following the separation.

Intellectual Property Agreements, page 116

11.                               We note your response to prior comment 6.  Please expand your disclosure regarding risks to address Agilent’s ability to compete with you should it choose to do so.

Response:  Pursuant to the separation, virtually all of the intellectual property relating to the electronic measurement business of Agilent is being assigned to the Company pursuant to the intellectual property matters agreement (the “Company IP”).  Following the separation, Agilent will have two types of intellectual property:  (i) a license to use the Company IP pursuant to the intellectual property matters agreement (the “Licensed IP”); and (ii) intellectual property the ownership of which is retained by Agilent (“Agilent IP”).  With limited exceptions for microscopy and reasonable extensions of existing or planned Agilent products that do not currently compete, Agilent may not compete with the Company by using the Licensed IP because the scope of the license to Agilent is limited to fields outside the Company’s primary field of business.  Although Agilent may technically use the Agilent IP to compete with the Company, the Company does not believe there is a material risk of Agilent doing so because the Agilent IP is not aligned with the electronic measurement business and Agilent does not intend to expand its business to such areas following the distribution.

Basis of presentation, page F-8

12.                               We note your response to prior comment 30, the net transfers to Agilent in the statements of cash flows and invested equity, and footnote 3.  Please provide a reconciliation of the transfers to Agilent on a gross basis by broad categories, such as allocated expenses and cash earnings of foreign entities transferred to Agilent.

Response:  In preparing the combined financial statements of the Electronic Measurement Business, the Company has assumed that all cash generated by the Electronic Measurement Business was remitted to the Agilent subsidiary located in the same legal entity or country.  Thus, when comparing the movement in net equity in any given period to indefinitely reinvested foreign earnings, there will be significant differences as stated in the Company’s response to prior comment 30.

Although the Company has assumed that all cash generated by the Electronic Measurement Business was transferred to Agilent during the periods presented, some transactions between the Company and Agilent are non-cash, such as share-based compensation expenses and transfers of assets, as noted in the following reconciliation of net transfers (presented in U.S. dollars in millions):

	Years Ended October 31,
	2013	2012	2011
Net transfers to Agilent per Statement of Cash Flows	$(481)	$(552)	$(663)
Share-based compensation	41	38	36
Other asset transfers	(7)	(4)	(4)
Net transfers to Agilent per Statement of Invested Equity	$(447)	$(518)	$(631)

We have revised the “basis of presentation” disclosure in Footnote 1 on pages F-8 and F-47 to clarify that “all cash generated by our Business is assumed to be remitted to the Agilent subsidiary located in the same legal entity or country.”

Note 5 — Income Taxes, page F-23

13.                               We note your responses to prior comments 14 and 29, and the disclosures on page F-12.  Please include a discussion of any agreements that will impact the principal provisions by which tax expense is allocated to members of the group.

Response:  The allocation of the Company’s income tax liabilities under the tax matters agreement is still under negotiation.  However, the allocation of income tax liabilities under the tax matters agreement will not impact the separate return allocation methodology applied for purposes of the U.S. GAAP financial statements set forth in the Information Statement.

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures
cc (via e-mail):

Stephen Williams
General Counsel and Secretary, Keysight Technologies, Inc.